Exhibit 99.2

Loan Agreement
借款协议

Lender: Shanghai Xiao-i Robot Technology Co., Ltd.
Legal Representative: Yuan Hui
Address: 1st Floor, No. 383, Lane 1555, Jinshajiang West Road, Jiading District, Shanghai, P.R. China

出借人: 上海智臻智能网络科技股份有限公司

法定代表人：袁辉

住所（地址）：上海市嘉定区金沙江西路1555弄383号1层

Borrower: Zhizhen Guorui (Shanghai) Information Technology Development Co. Ltd.
Legal representative: Li Hang
Address: Building C, No. 888, West Huanhu Road No. 2, Lingang New Area, Pilot Free Trade Zone, Shanghai, China

借款人: 智臻国瑞（上海）信息科技发展有限公司

法定代表人：李航

住所（地址）: 中国（上海）自由贸易试验区临港新片区环湖西二路888号C楼

The Borrower and the Lender, having reached an agreement on the borrowing from the Lender by the Borrower through equal consultation, hereby enter into this Contract.

借款人、出借人经平等协商，就借款人向出借人借款事宜达成一致，特订立本合同。

Article 1. Purpose of Borrowing

第一条 借款用途

The borrowings under this contract shall be used for the following purposes, and the Borrower shall not divert the borrowings for other purposes without the written consent of the Lender, who shall have the right to supervise the use of the funds.
Borrowing purpose: for the operation of Zhizhen Guorui (Shanghai) Information Technology Development Co. Ltd

本合同项下借款用于下列用途，未经出借人书面同意，借款人不得将借款挪作他用，出借人有权监督款项的使用。

借款用途：用于智臻国瑞（上海）信息科技发展有限公司经营

Article 2 Borrowing Amount and Term

第二条 借款金额和期限

2.1 The parties agree that the Lender shall provide the Borrower with loans for the Borrower’s operation in several installments during the period from April 01, 2023 to June 30, 2023, and the total amount of the loan shall not exceed RMB 100,000,000 (capital: RMB 100 million), and the actual amount of the loan shall be based on the amount of money actually remitted to the Borrower’s account by the Lender during the period from April 01, 2023 to June 30, 2023, with the actual amount of money actually transferred to the Borrower’s account by the Lender. The actual borrowing amount is calculated cumulatively with the amount actually remitted by the lender to the borrower’s account from April 01, 2023 to June 30, 2023.
Both parties agree that the Lender will remit the loan to the Borrower’s account by way of transfer, and once the transfer is successful, the loan shall be deemed to have been withdrawn and utilized by the Borrower.

2.1 双方协商一致在2023年04月01日至2023年06月30日期间由出借人分多笔向借款人提供借款用于借款人的经营，借款金额累计不超过100,000,000元（大写：人民币壹亿元整），实际借款金额以2023年04月01日至2023年06月30日期间出借人实际向借款人账户汇入的金额累计计算。

甲乙双方一致同意，出借人将借款通过转账方式汇入借款人账户，转账一旦成功，即视为借款已被借款人提取和使用。

2.2 The term of the loan under this contract is 1 year, calculated from the date of the Borrower’s actual receipt of the said loan amount.

2.2 本合同项下的借款期限为1年，自借款人实际收到上述借款金额之日起计算。

Article 3 Interest rate
第三条 利率

3.1 The borrowing rate is【0】% per annum, and the interest rate remains unchanged during the validity period of the contract.

3.1 借款年利率为O%，在合同有效期内利率不变。

3.2 The overdue interest rate under this contract is 【\】% on top of the original borrowing rate.

3.2 本合同项下逾期利率在原借款利率基础上加收 \ %。

Article 4 Payment

第四条 打款

4.1 The Lender shall remit the borrowing amount to the following account specified by the Borrower before June 30, 2023
Account name: Zhizhen Guorui (Shanghai) Information Technology Development Co.
Bank: 【**】
Account number: 【**】

4.1出借人应于 2023 年 06 月 30日前将借款金额汇入借款人指定的以下账号：

户名：智臻国瑞（上海）信息科技发展有限公司

开户行：【**】

账号： 【**】

Article 5 Repayment
第五条 还款

5.1 Unless otherwise agreed by both parties, the Borrower shall repay the principal amount of the loan to the Lender in one lump sum after the maturity of the loan, and the Borrower shall repay the principal amount of the loan to the Lender in one lump sum after the maturity of each borrowing if the borrowing is made in batches.

5.1 除双方另有约定外，借款人应在借款到期后一次性向出借人偿还借款本金，借款分批打款的，借款人应在每笔借款到期后一次性向出借人偿还该笔借款本金。

5.2 The Borrower may repay the loan in advance after mutual consensus.

5.2 经双方协商一致后，借款人可以提前还款。

Article 6 Dispute settlement
第六条 争议解决

Disputes under this contract shall be resolved by litigation in the court where the lender is located.

本合同项下争议解决方式为：在出借人所在地法院通过诉讼方式解决。

Article 7 Others
第七条 其他

7.1 This contract shall enter into force on the date of its signing by both parties, and shall be executed in two copies, one by the borrower and one by the lender, and shall have the same legal effect.

7.1 本合同自双方签订之日起生效，本合同一式贰份，借款人、出借人各执壹份，具有同等法律效力。

7.2 Other attachments confirmed by both parties constitute an inseparable part of this contract and have the same legal effect as this contract.

7.2 经双方共同确认的其他附件构成本合同不可分割的组成部分，与本合同具有同等法律效力。

Lender: Shanghai Xiao-i Robot Technology Co., Ltd.
Date:2023/3/31

出借人： 上海智臻智能网络科技股份有限公司

日期：2023年3月 31 日

Borrower: Zhizhen Guorui (Shanghai) Information Technology Development Co. Ltd.
Date: 2023/3/31
借款人：智臻国瑞（上海）信息科技发展有限公司

日期：2023年3月 31 日

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